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SECURITIES 02006510 ON

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SEC FILE NUMBER
8-48782

RECEIVED FEB 28 2002 366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MCDUFFIE/MORRIS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9630 HARBOUR VILLAGE BLVD., #1502
(No. and Street)

PONCE INLET, FL 32127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFTON MORRIS 386-756-0595
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.J. CLINE & CO. P.A.
(Name — *if individual, state last, first, middle name*)

8375 JUMPERS HOLE RD., MILLERSVILLE, MD 21108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02
SS

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDUFFIE/MORRIS FINANCIAL GROUP, INC, as of 12-31-2000, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Brenda L. Colombaro

Notary Public

OFFICIAL NOTARY SEAL
BRENDA L COLOMBARO
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC804654
MY COMMISSION EXP. JAN. 25,2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McDUFFIE / MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001

PAGE

Auditor's Report.. 1

Balance Sheet.. 2

Income Statement.. 3

Statement of Retained Earnings.. 4

Statement of Cash Flows.. 5

Notes to Financial Statements.. 6 - 8

Additional Information

Auditor's Report on Additional Information........................ 9

Net Capital Computation... 10

Reconciliation of Stockholders' Equity............................. 11

Additional Notes to Financial Statements......................... 12

R. J. Cline & Co., P.A.

Certified Public Accountants

Dwyer Building, Suite 102
8375 Jumpers Hole Road
Millersville, Maryland 21108
(410) 647-3522

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of McDuffie / Morris Financial Group, Inc.

We have audited the accompanying balance sheet of McDuffie / Morris Financial Group, Inc. (a Delaware Corporation) as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDuffie / Morris Financial Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

R.J. Cline & Co. P.A.

R.J. Cline & Co., P.A.
Baltimore, MD

February 26, 2002

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS:			
Current Assets			
Cash	$ 10,222		
Accounts Receivable	9,689		
Total Current Assets		$ 19,911	
Fixed Assets			
Office Equipment	$ 8,000		
Accumulated Depreciation	(1,600)		
Total Fixed Assets		$ 6,400	
TOTAL ASSETS			$ 26,311
LIABILITIES:			
Current Liabilities			
Payroll Taxes Payable	$ 56		
Accounts Payable	5,000		
Total Current Liabilities		$ 5,056	
STOCKHOLDERS' EQUITY:			
Paid in Capital	$ 12,290		
Retained Earnings	8,965		
Total Stockholders' Equity		$ 21,255	
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY			$ 26,311

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
INCOME STATEMENT
FOR THE 12 MONTHS ENDED DECEMBER 31, 2001

REVENUE:		
Commissions		
Variable Annuities	$ 46,563	
Variable Life	22,597	
Mutual Funds	21,858	
Trail Administration	51,894	
TOTAL REVENUE		$ 142,912
EXPENSES:		
Advertising	$ 50	
Professional Fees	4,352	
Bank Service Charges	267	
Client Gifts	658	
Contributions	130	
Depreciation	1,600	
Equipment Rental	1,548	
Fees & Taxes	1,489	
Interest	271	
Licenses & Permits	1,661	
Office Supplies	5,310	
Contract Labor	18,914	
Employee Benefits	5,402	
Officer's Salaries	88,000	
Payroll Taxes	6,324	
Professional Development	522	
Rent	847	
Repairs & Maintenance	3,138	
Reference Materials	164	
Vehicle	5,817	
Travel	555	
Total Expenses		$ 147,019
OTHER INCOME:		
Interest Income	$ 325	
Miscellaneous Income	53	
Total Other Income		$ 378
NET INCOME		$ (3,729)

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2001

Retained Earnings, January 1, 2001	$ 12,694
Net Income	(3,729)
Retained Earnings, December 31, 2001	$ 8,965

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Cash Received from Commercial Customers	$ 145,122
Cash Paid to Suppliers & Contractors	145,530
Taxes Paid	1,489
Cash Used by Operating Activities	$ (1,897)
Cash Flows from Investing Activities:	$ 0
Cash Flows from Financing Activities:	
Interest Received	$ 325
Capital Contributions	6,507
Net Cash Provided by Financing Activities	$ 6,832
Net Increase in Cash	$ 4,935
Beginning Cash, January 1, 2001	$ 5,287
Ending Cash, December 31, 2001	10,222
Net Increase in Cash	$ 4,935

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of McDuffie / Morris Financial Group, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company operates as a securities distributor for various investment companies and maintains offices in Maryland and Florida. The Company is paid directly from the investment company as its customers investments are received by the investment company. Consequently, the Company's accounts receivables are maintained at a reasonably low level.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2001, the Company's cash accounts included -0- short-term debt securities.

Inventories

The Company provides financial services, therefore does not maintain inventories.

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight line method for financial reporting purposes at rates based on a five year estimated useful life. Depreciation expense for the period ended December 31, 2001 is $1,600.

For federal income tax purposes, depreciation is computed using the Modified Accelerated Cost Recovery System. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenses for maintenance and repairs are charged to expenses as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE B - RETIREMENT PLANS

The Company has a non-obligatory profit sharing plan. As of December 31, 2001, related expense of -0- is recognized in the financial statements.

R. J. Cline & Co., P.A.

Certified Public Accountants

Dwyer Building, Suite 102
8375 Jumpers Hole Road
Millersville, Maryland 21108
(410) 647-3522

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors and Stockholders
of McDuffie / Morris Financial Group, Inc.

Our report on our audit of the basic financial statements of McDuffie / Morris Financial Group, Inc. (a Delaware Corporation) for December 31, 2001 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Net Capital Computation, Reconciliation of Stockholders' Equity, and Additional Notes to Financial Statements are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

R J Cline & Co. PA.

R.J. Cline & Co., P.A.
Baltimore, MD
February 26, 2002

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
ADDITIONAL INFORMATION
DECEMBER 31, 2001

NET CAPITAL COMPUTATION			
1) Ownership Equity		$ 24,983	
Deduct: Non-allowable Owner Equity		0	
Net Owner Equity		$ 24,983	
Total Ownership Equity Qualified for Net Capital			$ 24,983
2) Income before Tax		$ (3,729)	
3) Adjusted Net Worth			$ 21,254
4) Subordinated Loans		$ 0	
5) Total Available Capital			$ 21,254
6) Non-allowable Assets			
a) Prepaid Expenses		$ 0	
b) Fixed Assets		6,400	
c) Concession Adjustment		0	
Total Non-allowable Assets		$ 6,400	
Tentative Net Capital Total:			$ 14,854
Haircuts:			
Stocks/Bonds		$ 0	
Other		0	
Total Haircut Adjustments		$ 0	
NET CAPITAL			$ 14,854
Aggregate Indebtedness:			
a) Customer related indebtedness		$ 0	
b) Accounts Payable		5,000	
c) Deferred Pension Plan		0	
d) Taxes Payable		56	
e) Unsecured bank loans		0	
Total Aggregate Indebtedness		$ 5,056	
NET CAPITAL/AI RATIO TEST:			
Maximum AI Permitted	$ 297,831		
Excess AI	0		
Required Capital Contribution	0		
AVAILABLE NET CAPITAL			$ 19,910

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

Stockholders' Equity - January 1, 2001	$ 18,477
Capital Contributions	6,507
Net Income	(3,729)
Stockholders' Equity - December 31, 2001	$ 21,255

Management Representations

Management has requested net capital exemption under Sec 15c3 KT II.

Management has represented that there are no material differences between the accompanying statements its quarterly filings of Sec 17a(5) Focus IIA reports.

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
ADDITIONAL NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2001

The Company is not required to file Schedule II, Reserve Computation under Rule 15c3-3 and information relating to possession or control requirements as it is exempt from Rule 15c3-3 under Paragraph (K) (2) (i) of the rule.

SCHEDULE III - RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4

COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

DECEMBER 31, 2001

There are no material differences between the computation of net capital included in the basic financial statements and the net capital computation included in the Company's December 31, 2001 unaudited FOCUS Report filing dated December 31, 2001.

RECONCILIATION:

December 31, 2001 Focus Report, Net Capital Computation	$ 14,855
Depreciation Adjustment	6,400
December 31, 2001 Balance Sheet, Net Capital	$ 21,255